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                                                                    Exhibit 23.1

                        CONSENT OF INDEPENDENT AUDITORS

   We consent to the reference to our firm under the caption "Experts" in the Registration Statements on Form S-3 of Hovnanian Enterprises, Inc. (the "Company") and K. Hovnanian Enterprises, Inc. and certain subsidiaries of the Company for the registration of 7,643,312 shares of Class A common stock of the Company and $226,000,000 of preferred stock, common stock, preferred stock warrants, common stock warrants, debt securities and debt security warrants and to the incorporation by reference therein of our report dated December 15, 1998, with respect to the consolidated financial statements and schedules of the Company included in its Annual Report (Form 10-K) for the fiscal year ended October 31, 1998, filed with the Securities and Exchange Commission.


                                          Ernst & Young LLP

   New York, New York

   April 15, 1999